Exhibit 1

Media Relations	Investor Relations
Jorge Pérez	Lucy Rodriguez
+52 (81) 8888-4334	+1 (212) 317-6007
jorgeluis.perez@cemex.com	ir@cemex.com

CEMEX’S COST CONTAINMENT EFFORTS

TRANSLATE INTO HIGHER MARGINS

MONTERREY, MEXICO, JULY 27, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that in a quarter marked by significant disruption from the COVID-19 pandemic, Sales declined 10%* year over year while EBITDA for the quarter fell by 6%*. These declines were largely attributable to lockdown measures in much of the company’s footprint. EBITDA margin, however, was higher by 0.7 percentage points due to the proactive initiatives under “Operation Resilience” where the company undertook significant cost containment efforts across its businesses and geographies.

CEMEX’s Consolidated Second Quarter 2020 Financial and Operational Highlights

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The decline in quarterly consolidated Net Sales was due to lower volumes for our three core products in almost all regions. The US was the one exception with cement volumes growing 6%. Impact of volumes was highly correlated to government COVID-19 restrictions.

•	Operating Earnings before Other Expenses, net, decreased 17% to US$279 million on a like-to-like basis.

•	Controlling Interest Net Income (loss) was a loss of US$44 million, compared with a Net Income of US$155 million in the same quarter of 2019.

•	Operating EBITDA on a like-to-like basis decreased 6% during the quarter to US$554 million, as compared to the same period in 2019.

•	Operating EBITDA margin increased by 0.7pp, from 18.3% in the second quarter of 2019 to 19.0% this quarter.

•	Free Cash Flow after Maintenance Capital Expenditures for the quarter was US$140 million.

•	Net debt plus perpetual notes marginally increased sequentially by US$51 million during the quarter.

“Despite the unprecedented conditions in which we are operating due to the pandemic, I am pleased with our second quarter performance and our quick reaction to implement cost containment measures across all geographies. In the quarter, we saw a rapid V-shaped volume recovery in our core products from trough levels in April, reaching slightly below pre COVID-19 volumes in June. Importantly, our health initiatives have helped protect our employees, customers, suppliers and communities, and allowed us and our customers to continue operating in most markets. Our digitalization efforts have also paid off as usage continues to expand on our digital platforms and our sales force has leveraged new tools to connect with our customers virtually. We expect that COVID-19 will continue to challenge our operations in new ways over the next few quarters. We will continue to prioritize the safety of our employees and customers, improve our customer experience, and protect the future of our company,” said Fernando A. González, CEO of CEMEX.

Geographical Markets Second-Quarter 2020 Highlights

Net Sales in Mexico decreased 10% on a like-to-like basis to US$568 million. Operating EBITDA, on a like-to-like basis, decreased 10% to US$183 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported Net Sales of US$1.0 billion, an increase of 1% from the same period in 2019. Operating EBITDA increased by 16% to US$198 million versus the same quarter of 2019.

In our Europe, Middle East, Africa and Asia region, Net Sales decreased by 13% on a like-to-like basis, compared with the same period of the previous year, reaching US$987 million. Operating EBITDA was US$147 million for the quarter, 20% lower than the same period last year on a like-to-like basis.

CEMEX’s operations in our South, Central America and the Caribbean region, reported Net Sales of US$279 million, a decline of 30% on a like-to-like basis over the same period of 2019. Operating EBITDA decreased by 25% on a like-to-like basis to US$66 million in the second quarter of 2020, in contrast to the same quarter of 2019.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

* Year-over-year changes are calculated on a like-to-like basis, for ongoing operations and adjusting for currency fluctuations.

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.